

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2024

Bernard Rowe
Chief Executive Officer
Ioneer Ltd
Suite 5.03, Level 5
140 Arthur Street
North Sydney, NSW 2060
Australia

      Re: Ioneer Ltd
          Form 20-F for the Fiscal Year Ended June 30, 2023
          Filed October 27, 2023
          File No. 001-41412

Dear Bernard Rowe:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Energy & Transportation

cc: Eric Scarazzo